United States securities and exchange commission logo





                               July 20, 2021

       Martin Schroeter
       Chief Executive Officer
       Kyndryl Holdings, LLC
       One New Orchard Road
       Armonk, NY 10504

                                                        Re: Kyndryl Holdings,
LLC
                                                            Draft Registration
Statement on Form 10
                                                            Submitted June 22,
2021
                                                            CIK No. 0001867072

       Dear Mr. Schroeter:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10

       What are the U.S. federal income tax consequences to me of the Distribution?, page 9

   1. We note that a condition to the spin-off includes receipt of a tax opinion indicating that the spin-off will
qualify as a tax free reorganization and distribution. Disclose whether this condition can be waived
and, if so, how you will notify shareholders of the waiver of this condition.
 Martin Schroeter
FirstName  LastNameMartin Schroeter
Kyndryl Holdings, LLC
Comapany
July       NameKyndryl Holdings, LLC
     20, 2021
July 20,
Page  2 2021 Page 2
FirstName LastName
Following the Spin-Off, certain of our employees may have actual or potential conflicts of interest, page 23

2. Identify the members of your board and management who will continue to hold positions at International Business Machines. Discuss whether your management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and IBM. For example, disclose whether directors who owe fiduciary duties to both the company and IBM will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 52

3. You disclose that your ability to maintain or increase revenue and profit is impacted by your ability to attract new customers, retain existing customers and sell additional gross margin services to your customers. Please tell us whether management uses any metrics to monitor your success in these areas and if so, revise to include a quantified discussion of such metrics. Refer to SEC Release No. 33-10751.
4. You disclose that you have over 4,000 customers. Please revise to disclose the actual number of customers for each reported period.
Results of Operations, page 56

5.       We note that your gross profit margin in the Europe/Middle East/Africa
("EMEA")
         geographic region is substantially lower than in the rest of the geographic regions presented and it has decreased since 2018 and 2019. Please revise to discuss the underlying reasons for the decrease and provide a discussion of any known material trends regarding the Gross Profit Margin in EMEA as compared to the other geographic regions.
Security Ownership of Certain Beneficial Owners and Management, page 79

6. Please disclose the natural persons who hold voting and/or investment power over the shares beneficially owned by The Vanguard Group, BlackRock Inc, and State Street
         Financial Corporation.
Certain Relationships and Related Party Transactions, page 81

7. Please revise to provide a discussion of the material terms of the Transition Services
         Agreement between International Business Machines and the Kyndryl Holdings LLC.
 Martin Schroeter
FirstName  LastNameMartin Schroeter
Kyndryl Holdings, LLC
Comapany
July       NameKyndryl Holdings, LLC
     20, 2021
July 20,
Page  3 2021 Page 3
FirstName LastName
Exhibit 99
Combined Financial Statements
Note A. Significant Accounting Policies
Revenue, page F-11

8. We note your disclosure that payments for invoices are typically due within 30 days.
         Given that the terms of your contracts can range from one to ten years, please also revise to disclose your typical billing interval. If this varies by type of arrangement or service, please disclose the billing interval separately for each. Refer to ASC 606-10-50-9.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      John C. Kennedy